

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

March 29, 2007

<u>By Facsimile and U.S. Mail</u>

Mr. Alfred A. Plamann
Chief Executive Officer
Unified Western Grocers, Inc.
5200 Sheila Street
Commerce, CA 90040

> **Re:** **Unified Western Grocers, Inc**
> **Form 10-K, for the Fiscal Year Ended September 30, 2006**
> **Filed December 18, 2006**
> **File No. 000-10815**

Dear Mr. Plamann:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Michael Moran
Accounting Branch Chief